1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

November 13, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Larkin

Re:	Eagle Point Income Company Inc.

Registration Statement on Form N-2

File Numbers: 333-234243; 811-23384

Ladies and Gentlemen:

On behalf of Eagle Point Income Company Inc., a Delaware corporation (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a telephonic conversation on November 6, 2019 between Lisa Larkin of the Staff and Philip T. Hinkle and Cynthia C. Bien of Dechert LLP, relating to the Fund’s registration statement on Form N-2 filed with the Commission on October 17, 2019 (the “Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response. The Fund has filed Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”) which reflects the responses below.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Lisa Larkin November 13, 2019 Page 2

1.	Please include a disclosure on the cover page of the Registration Statement that leverage is a risk to be considered and also include a cross reference to the applicable risk factor.

Response:

The Fund has included the following disclosure on the cover page of the Registration Statement in the first paragraph after the sixth sentence:

“CLO junior debt and equity securities are highly leveraged, and therefore the CLO securities in which we intend to invest are subject to a higher degree of loss since the use of leverage magnifies losses. See “Risk Factors— Risks Related to Our Investments — We may leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us.””

2.	Please include disclosure related to stabilization efforts and prospectus delivery obligations in accordance with Form N-2, if applicable.

The Fund has no relevant arrangements with an underwriter and the prospectus delivery obligations are not applicable in the context of a shelf registration statement.

3.	Under “Financing and Hedging Strategy,” please confirm supplementally that if the Fund invests in credit default swaps, the Fund will segregate the full notional value of the swaps.

The Fund confirms that, if the Fund invests in credit default swaps, the Fund will segregate the full notional value of the swaps.

4.	In the line item “Dividend reinvestment plan expenses” in the “Fees and Expenses” table, please include the actual number for the $15 transaction fee associated with the Fund’s dividend reinvestment plan.

Response:

The Fund has updated the “Fees and Expenses” table to include the $15 transaction fee associated with the dividend reinvestment plan.

Lisa Larkin November 13, 2019 Page 3

5.	In the “Use of Proceeds” section, please include an explanation as to why it will take longer than 3 months to substantially invest all of the net proceeds received from any offering.

Response:

The Fund has revised the disclosure in the “Use of Proceeds” section to state that it will generally take approximately three to six months after the completion of any offering to substantially invest all of the net proceeds received from such offering. Since the Registration Statement is a shelf registration statement, the Fund is unable to determine the expected timeline to substantially invest all of the net proceeds from any subsequent offering. Therefore, the Fund confirms that in any subsequent offering, the Fund will separately identify its expectations on the amount of time it will take to substantially invest all of the net proceeds received from such offering and include an explanation if the amount of time to invest the net proceeds is longer than three months, if appropriate.

6.	The Registration Statement discloses that the Fund may be converted into an open-end management investment company. Please disclose any factors that the Fund’s board of directors may consider in the potential conversion.

Response:

The Fund has included the following disclosure regarding the general factors that may be considered by the Fund’s board of directors in such circumstances.

“In considering whether to vote on any proposal to convert us to an open-end management investment company, our board of directors may consider any potential benefits to shareholders that may potentially be achieved based on the circumstances and related risks, and whether it would be in the long-term best interests of shareholders to do so in light of any necessary changes in our investment policies and other factors.”

7.	Please confirm that the Fund’s fundamental investment restrictions remains the same.

Response:

The Fund confirms that there have been no changes to the Fund’s fundamental investment restrictions.

Lisa Larkin November 13, 2019 Page 4

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle
Philip T. Hinkle

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Income Company Inc.
Nauman S. Malik, Chief Compliance Officer, Eagle Point Income Company Inc.